EXHIBIT 99.1

NewsRelease

TransCanada to Issue Third Quarter 2012 Financial Results
October 30

CALGARY, Alberta – October 16, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will hold a teleconference and webcast on Tuesday, October 30, 2012 to discuss its third quarter 2012 financial results.

Russ Girling, TransCanada president and chief executive officer, Don Marchand, executive vice-president and chief financial officer and members of the TransCanada executive leadership team will discuss TransCanada’s third quarter financial results and company developments at 9 a.m. (MDT) / 11 a.m. (EDT).

Analysts, members of the media and other interested parties are invited to participate by calling 866.226.1793 or 416.340.2218 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) on November 6, 2012.  Please call 800.408.3053 or 905.694.9451 and enter pass code 8130635.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure, including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380-billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in more than 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com/ or check us out on Twitter @TransCanada.

Media Enquiries:	Shawn Howard/Grady Semmens	403.920.7859 800.608.7859
Investor & Analyst Enquiries:	David Moneta/Terry Hook/Lee Evans	403.920.7911 800.361.6522